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                             February 17, 2021

       Jahm Najafi
       Chief Executive Officer and Co-Chairman
       Mission Advancement Corp.
       2525 E Camelback Rd, Ste 850
       Phoenix, AZ 85016

                                                        Re: Mission Advancement
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
21, 2021
                                                            Registration
Statement on Form S-1
                                                            Filed February 9,
2021
                                                            File No. 333-252918

       Dear Mr. Najafi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 9, 2021

       Proposed Business
       Introduction, page 80

   1. You state that you are "focused on the intersection of consumer and impact" and that you will "seek to identify
a business in the consumer sector that will benefit from"
                                                        Najafi's extensive
investment and operational expertise. In the risk factor at page 66 captioned "We may face
risks related to businesses in the consumer industries," you discuss risks related
to your acquisition focus. Please revise your disclosure to further explain your reference
to the "intersection of consumer and impact" and to define or provide examples of
what lines of business you consider to be included within the term
 Jahm Najafi
Mission Advancement Corp.
February 17, 2021
Page 2
      "consumer industries." In addition, please define the acronym "DEI" in context.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-
551-3707 with any other questions.



                                                           Sincerely,
FirstName LastNameJahm Najafi
                                                           Division of
Corporation Finance
Comapany NameMission Advancement Corp.
                                                           Office of Energy &
Transportation
February 17, 2021 Page 2
cc:       Tamar Donikyan, Esq.
FirstName LastName